02049051

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
**BY DHL**

SEC MAIL PROCESSING RECEIVED AUG 0 2 2002 WASH, D.C. 155 SECTION

PROCESSED AUG 0 8 2002 THOMSON FINANCIAL

30 July 2002

Dear Sir/Madam

**Taylor Nelson Sofres plc: file no. 82-4668v**

SUPPL

In accordance with the requirements of 12g3-2b please find enclosed:-

- Annual Return for Parker Bishop Limited, Company Number 662917

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

dlw 8/6

f:\users\legal\cherylb\judi\docs\adr's\019.doc

Companies House
— for the record —

Company Name
**PARKER BISHOP LIMITED**

# 363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

SEC MAIL RECEIVED PROCESSING AUG 2 2002 WASH. D.C. 155 SECTION

Company Type
**Private Company Limited By Shares**
Company Number
**662917**
Information extracted from Companies House records on
**22nd June 2002**

## Section 1: Company details

| Ref: 662917/03/10 | Current details | Amended details |
|---|---|---|
| > Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **C/O Taylor Nelson Sofres Plc Westgate London W5 1UA** | Address ___ ___ ___ UK Postcode |
| > Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Address where the Register is held Pa Newscentre 292 Vauxhall Bridge Road London SW1V 1AE** | Address ___ ___ ___ UK Postcode |
| > Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Pa Newscentre 292 Vauxhall Bridge Road London SW1V 1AE** | Address ___ ___ ___ UK Postcode |
| > Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.* | **SIC Code** **Description** 9305 **Other service activities** | **SIC CODE** **Description** |

## Section 2: Details of Officers of the Company

| | Current details | Amended details |
|---|---|---|
| **> Company Secretary**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Company Secretary must be notified on form 288.* | **Name**<br>Judith GEORGE<br><br>**Address**<br>24 Holly Gardens<br>West Drayton<br>Middlesex<br>UB7 9PE | Name<br>____<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>____<br>____<br>____<br>UK Postcode ____ ___<br>Date of change __ / __ / ____<br>Date Judith GEORGE ceased to be secretary (if applicable)<br>__ / __ / ____ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288.* | **Name**<br>Antony Brian COWLING<br><br>**Address**<br>4 Links Road<br>Epsom<br>Surrey<br>KT17 3PS<br><br>**Date of birth** 02/01/1936<br>**Nationality** British<br>**Occupation** Director | Name<br>____<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>____<br>____<br>____<br>UK Postcode ____ ___<br>Date of birth __ / __ / ____<br>Nationality ____<br>Occupation ____<br>Date of change __ / __ / ____<br>Date Antony Brian COWLING ceased to be director (if applicable)<br>__ / __ / ____ |

| | Current details | Amended details |
|---|---|---|
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Name**<br>Judith Ann HICKLING | Name<br>______________________ |
| | **Address**<br>1 Manor Cottages<br>Horley<br>Oxfordshire<br>OX15 6BJ | ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>______________________<br>______________________<br>______________________ |
| | **Date of birth** 18/01/1955 | UK Postcode |
| | **Nationality** British | Date of birth ___ / ___ / _____ |
| *Particulars of a new Director must be notified on form 288.* | **Occupation** Managing Director | Nationality ______________________<br>Occupation ______________________<br>Date of change ___ / ___ / _____<br>Date Judith Ann HICKLING ceased to be director (if applicable) 31 / 01 / 2002 |

## Section 3: Share Capital

| | Current details | Amended details |
|---|---|---|
| > **Issued Share Capital**<br>*This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.* | **Class of share**<br>Ordinary | Class of share |
| | **Nominal value of each share**<br>£1.00 | Nominal value of each share |
| | **Number of shares issued**<br>3,400 | Number of shares issued |
| | **Aggregate Nominal Value of issued shares**<br>£3,400.00 | Aggregate Nominal Value of issued shares |
| > **Total shares issued and value**<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Total number of shares issued**<br>3,400 | Total number of shares issued |
| | **Total Nominal value of shares issued**<br>£3,400.00 | Total Nominal value of shares issued |

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

## Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

| Current details | Amended details | Shares transferred |
|---|---|---|
| > **Shareholder**<br>**Name**<br>Robert Brian SIMPSON | Name<br>__________ | |
| **Address**<br>30 Friars Stile Road<br>Richmond<br>Surrey<br>TW10 6NE | Address<br>__________<br>__________<br>__________<br>UK Postcode _ _ _ _ _ _ _ | **Shares transferred by**<br>**Robert Brian SIMPSON** |
| **Shares held**<br>*Class* Ordinary — *Number* 1 | **Shares held**<br>*Class* — *Number* | *Class* — *Number* — *Date of transfer*<br>__/__/____<br>__/__/____ |
| > **Shareholder**<br>**Name**<br>TELLEX MONITORS LTD | Name<br>__________ | |
| **Address**<br>210 Old Street<br>London<br>EC1U 9UN | Address<br>__________<br>__________<br>__________<br>UK Postcode _ _ _ _ _ _ _ | **Shares transferred by**<br>**TELLEX MONITORS LTD** |
| **Shares held**<br>*Class* Ordinary — *Number* 3399 | **Shares held**<br>*Class* — *Number* | *Class* — *Number* — *Date of transfer*<br>__/__/____<br>__/__/____ |

## Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> *For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.*

> Please copy this page if there is not enough space to enter all the company's other shareholders.

| Shareholders details | Class and number of shares or amount of stock held | Class and number of *shares or amount of* stock transferred (If appropriate) | Date of *registration* of transfer (If appropriate) |
| --- | --- | --- | --- |
| ne<br>dress<br>Postcode | | | |
| ne<br>ress<br>Postcode | | | |
| e<br>ess<br>ostcode | | | |
| e<br>ess<br>stcode | | | |

Companies House
— for the record —

# 363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

## 1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 30 / 07 / 2002

*This date must not be earlier than the return date at 2 below*

***What to do now***

*Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.*

## 2. Date of this return

☐ This AR is made up to ***10/7/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

*Note: The form must be delivered to CH within 28 days of this date*

## 3. Date of next return

☐ If you wish to change your next return to a date earlier than **10th July 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

## 4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

***Have you enclosed the filing fee with the company number written on the reverse of the cheque?***

*Cheque* ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 098578

*(Please complete as appropriate)*

## Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4655

Address: TNS plc, WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA